EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2014

(In thousands)

Earnings
Net income before minority interest	$41,786
Equity earnings	(4,883)
Income distribution from equity investees	3,835
Minority interest in pretax income	(2,189)
Amortization of capitalized interest	264
Federal and state income taxes	25,248
Fixed charges	10,942
Total Earnings as Defined	$75,003

Fixed Charges
Interest expense on long-term debt and other	$9,140
Interest on rentals*	445
Amortization of debt issuance costs	351
AFUDC - borrowed funds	1,006
Total Fixed Charges	$10,942

Ratio of Earnings to Fixed Charges	6.85X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.